UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Vitacura 2670, Twenty-Third Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated August 6, 2008

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili

Investor Relations Department

Compañía Cervecerías Unidas S.A.

NYSE: CU

Santiago Stock Exchange: CCU

FONT FACE="Arial">www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED SECOND QUARTER 2008

AND YEAR TO DATE RESULTS

SECOND QUARTER

Revenues Up 13.1%, Operating Income Increased 34.7%, EBITDA(1) Up 21.9%, Net Income Increased 85.8% to US$0.38 per ADR

YEAR TO DATE

Revenues Up 9.1%, Operating Income Increased 14.4%, EBITDA(1) Up 12.0%, Net Income Increased 31.9% to US$1.38 per ADR

(Santiago, Chile, August 6, 2008) -- CCU announced today its consolidated financial results, stated in Chilean GAAP for the second quarter and full year ended June 30, 2008. All US dollar figures are based on the exchange rate effective June 30, 2008 (US$1.00 = Ch$526.05).
COMMENTS FROM THE CEO

We are very pleased with the results obtained during the second quarter of 2008. Consolidated volumes increased 13.9%, resulting in an expansion in revenues of 13.1% in real terms and 23.1% in nominal terms. A particularly difficult challenge faced during this quarter was the unusually high inflation rate which accumulated during the last twelve months in Chile, it reached 8.9%. According to Chilean GAAP, comparative figures must be adjusted for inflation. Nevertheless, we were able to grow our operating income, EBITDA and net income 34.7%, 21.9% and 85.8% respectively; in real terms, that means above inflation. These results are attributable to a better performance in almost all of our business segments during the quarter, as a consequence of strong volumes, higher margins and a controlled cost structure.

The Chilean beer segment performed well during this period, with 5.0% higher operating income, mainly due to 3.5% higher volumes, as well as control over expenses, which served to offset higher costs of energy and raw materials during the quarter. The premium segment continued with its excellent performance growing double digits.

The Argentine beer business grew its revenues by 110.6% and improved its operating income by Ch$1,316 million (US$2.5 million), mainly due to a 52.9% growth in volumes as well as 34.6% higher prices in Chilean pesos. The results in Chilean pesos are distorted due to the variation of the exchange rate during the quarter. In dollar terms, revenues grew 78.4%, prices - both because of structural changes and a higher premium mix- increased 15.2%, and operating income improved US$1.2 million. Last April 2, the acquisition in Argentina of Inversora Cervecera S.A. (ICSA) was completed, following the approval of the regulatory authorities. ICSA owns a brewery in Luján, Buenos Aires, with a nominal production capacity of 2.7 million hectoliters per year, and Palermo, Bieckert and Imperial beer brands, which together represent approximately 5.8% of the Argentine beer market. Higher volumes and revenues are partially explained by the acquisition of ICSA; without considering ICSA, volumes increased 11.2%.

The non-alcoholic beverages segment (soft drinks, nectars and mineral water segment) had an excellent performance, increasing its revenues by 8.5% and its operating income by 128.7%, mainly as a consequence of higher volumes, which grew on average by 9.1% and better direct margins. All categories increased their volumes: soft drinks grew by 8.9%, mineral water 12.2%, and nectars, 6.5%.

The spirits category also evolved very positively during the quarter, improving its operating results by 152.6%, mainly as a consequence of Compania Pisquera de Chile's (CPCh) focus on premium products and cocktails, in addition to the positive performance of Sierra Morena rum, launched in May 2007.

On the other hand, the wine business was affected by lower export volumes and by the appreciation of the Chilean peso versus the US dollar of 10.8% (nominal Ch$57 per dollar) in relation to the average US dollar of the second quarter last year. As a consequence, revenues decreased 9.6% and operating results declined 5.2%. On July 15, we announced the negotiations for the merger between Vina San Pedro S.A. (VSP) and Vina Tarapaca S.A. (VT), with an exchange relation of 60%-40%, respectively. Previous to the merger, CCU agreed to buy from Compania Chilena de Fosforos S.A. (CCF) shares representing 25% of the equity of VT, at a price of US$33.1 million. As a consequence, the shareholders ownership of the resulting society of the merger will be approximately as follows: CCU 44.9%, CCF 30.0% and other shareholders 25.1%. This operation will strengthen CCU's wine business, improving its bottled brands portfolio in both, domestic and export markets. The shareholders of both companies must approve this transaction.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q2'08 Total revenues increased 13.1% to Ch$148,846 million (US$283.0 million), as a result of 13.9% higher consolidated sales volumes (6.3% excluding last twelve months acquisitions), partially offset by 0.7% lower average prices. Consolidated volumes growth is explained by increases of 52.9% in beer Argentina, 9.1% in the non-alcoholic beverage segment and 3.5% in beer Chile, partially offset by lower volumes in wines and spirits. The decrease in average prices in Chile is explained by lower prices in real terms in most business segments with the exception of spirits business.

YTD Accumulated revenues increased 9.1% amounting to Ch$336,726 million (US$640.1 million).

Revenues by segment

	Q2 (US$ million)
	2007		2008		% Chg.
Beer - Chile	88.0	35.2%	91.3	32.3%	3.7%
Beer - Argentina	25.0	10.0%	52.6	18.6%	110.6%
Non-alcoholics	67.4	26.9%	73.1	25.8%	8.5%
Wine	45.4	18.1%	41.0	14.5%	-9.6%
Spririts	19.0	7.6%	19.0	6.7%	0.1%
Others	5.4	2.2%	5.9	2.1%	9.2%
TOTAL	250.2	100.0%	283.0	100.0%	13.1%

	Year to Date (US$ million)
	2007		2008		% Chg.
Beer - Chile	231.9	39.5%	246.4	38.5%	6.2%
Beer - Argentina	66.3	11.3%	95.7	15.0%	44.3%
Non-alcoholics	162.3	27.7%	179.1	28.0%	10.3%
Wine	82.1	14.0%	72.2	11.3%	-12.1%
Spririts	33.1	5.6%	34.4	5.4%	3.9%
Others	10.7	1.8%	12.3	1.9%	15.5%
TOTAL	586.5	100.0%	640.1	100.0%	9.1%

GROSS PROFIT

Q2'08 Increased 18.1% to Ch$75,201 million (US$143.0 million) as a result of 13.1% higher revenues, partially offset by 8.4% higher cost of goods sold, which amounted to Ch$73,645 million (US$140.0 million). The increase in cost of goods sold is explained by higher costs in the beer businesses, both in Chile and Argentina, and in the non-alcoholic beverage segment. As a percentage of sales, cost of goods sold decreased from 51.6% in Q2'07 to 49.5% in Q2'08. Accordingly, in Q2'08, the gross profit margin, as a percentage of sales, increased from 48.4% to 50.5%.

YTD Increased 10.8%, amounting to Ch$180,361 million (US$342.9 million). The consolidated gross margin increased 0.8 percentage points to 53.6%.

OPERATING RESULT

Q2'08 Increased 34.7% to Ch$14,622 million (US$27.8 million), mainly due to 18.1% higher gross profit, partially offset by higher selling, general and administrative (SG&A) expenses. SG&A expenses increased 14.7%, reaching Ch$60,579 million (US$115.2 million) in Q2'08, mainly due to higher SG&A expenses in the beer businesses, both in Chile and Argentina, and in the non-alcoholic beverage segment. SG&A expenses as a percentage of sales increased from 40.1% in Q2'07 to 40.7% in Q2'08, mainly as a result of higher transportation costs due to higher cost of fuel, partially offset by lower marketing rate. The consolidated operating margin for the period increased from 8.2% to 9.8%.

YTD Increased 14.4%, amounting to Ch$56,522 million (US$107.4 million). The consolidated operating margin increased 0.8 percentage points to 16.8%.

Operating Income and Operating Margin by Segment

	Q2
	Operating Income (US$ million)			Operating Margin
	2007	2008	% Chg	2007	2008
Beer - Chile	14.6	15.3	5.0%	16.5%	16.7%
Beer - Argentina	-2.2	0.3	NM	-8.9%	0.6%
Non-alcoholics	2.4	5.5	128.7%	3.6%	7.5%
Wine	4.1	3.9	-5.2%	9.1%	9.6%
Spirits	1.1	2.7	152.6%	5.6%	14.3%
Others	0.7	0.1	-86.9%	12.2%	1.5%
TOTAL	20.6	27.8	34.7%	8.2%	9.8%

	Year to Date
	Operating Income (US$ million)			Operating Margin
	2007	2008	%Chg	2007	2008
Beer - Chile	65.5	69.0	5.3%	28.3%	28.0%
Beer - Argentina	3.7	5.9	59.3%	5.5%	6.1%
Non-alcoholics	15.1	23.5	55.7%	9.3%	13.1%
Wine	4.9	3.1	-38.0%	6.0%	4.2%
Spirits	1.9	4.2	119.7%	5.8%	12.2%
Others	2.8	1.8	-36.6%	26.2%	14.4%
TOTAL	94.0	107.4	14.4%	16.0%	16.8%

EBITDA()

Q2'08 Increased 21.9% to Ch$27,652 million (US$52.6 million) compared to Q2'07, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 1.3 percentage points higher than in Q2'07, reaching 18.6%.

YTD Increased 12.0%, to Ch$81,664 million (US$155.2 million). The EBITDA margin increased 0.7 percentage points to 24.3%.

EBITDA by Segment

	Q2
	EBITDA (US$ million)			EBITDA margin
	2007	2008	% Chg	2007	2008
Beer - Chile	24.4	25.1	3.1%	27.7%	27.5%
Beer - Argentina	0.8	4.5	485.0%	3.1%	8.6%
Non-alcoholics	7.4	11.1	50.7%	11.0%	15.2%
Wine	7.2	7.0	-2.5%	15.9%	17.1%
Spirits	1.9	3.7	94.2%	9.9%	19.2%
Others	1.5	1.1	-25.2%	27.0%	18.5%
TOTAL	43.1	52.6	21.9%	17.2%	18.6%

	Year to Date
	EBITDA (US$ million)			EBITDA margin
	2007	2008	% Chg	2007	2008
Beer - Chile	85.0	89.7	5.6%	36.6%	36.4%
Beer - Argentina	9.8	12.6	27.9%	14.8%	13.1%
Non-alcoholics	25.0	34.3	37.4%	15.4%	19.2%
Wine	10.9	8.7	-20.6%	13.3%	12.0%
Spirits	3.5	6.1	75.2%	10.6%	17.8%
Others	4.4	3.8	-13.8%	41.0%	30.6%
TOTAL	138.6	155.2	12.0%	23.6%	24.3%

NON-OPERATING RESULTS

Q2'08 Improved Ch$584 million (US$1.1 million) compared to the same quarter last year, from a loss of Ch$3,291 million (US$6.3 million) to a loss of Ch$2,707 million (US$5.1 million). The improvement in non-operating results is mainly explained by:

    Foreign currency exchange result, which increased from a gain of Ch$298 million (US$0.6 million) to a gain of Ch$2,713 million (US$5.2 million), mainly due to the effect of the US dollar variation on CCU's assets and liabilities composition in foreign currency.

    Equity in net income of related companies, which improved from a loss of Ch$244 million (US$0.5 million) in Q2'07 to a gain of Ch$212 million (US$0.4 million) in Q2'08, mainly due to better results in all related companies and the consolidation of Viña Altaïr this year.

    Price level restatement, which improved from a loss of Ch$1,139 million (US$2.2 million) to a loss of Ch$794 million (US$1.5 million), due to higher inflation rates over the company's lower monetary asset position.

These positive effects were partially offset by:

    Net non-operating income/expenses, which decreased from a gain of Ch$264 million (US$1.7 million) in Q2'07 to a loss of Ch$1,022 million (US$2.8 million) this quarter, mainly due to the absence of the non- recurring gain as a result of CCU's dilution in VSP's ownership during Q2'07 and higher non-recurrent expenses.

    Net interest expenses, which increased from Ch$1,750 million (US$3.3 million) in Q2'07 to Ch$2,981 million (US$5.7 million) in Q2'08, mainly due to higher debt and negative real interest rates received on deposits, as a consequence of higher inflation rates.

YTD Improved from a loss of Ch$6,364 million (US$12.1 million) to a loss of Ch$6,086 million (US$11.6 million).

NET INCOME

Q2'08 Increased 85.8% from Ch$6,834 million (US$13.0 million) to Ch$12,698 million (US$24.1 million), mainly due to better operating and non-operating results and an income tax credit, partially offset by higher minority interest charges. Income tax credit is the result of a non-recurring tax loss, partially offset by higher taxes due to better results.

YTD Increased 31.9% from Ch$35,022 million (US$66.6 million) to Ch$46,177 million (US$87.8 million), mainly due to better operating and non-operating results and lower income taxes, partially offset by higher minority interest charges.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products and those derived from the sale of other non-core products. The results of the Company's plastic packaging division and the confectionery sales have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on service level agreements. The results associated with Transportes CCU, the logistics subsidiary, which are not directly related to each business segment, are allocated based on the case volume handled from each product.

(** Note: the comments below refer to Q2'08.)

BEER CHILE

Revenues increased 3.7% to Ch$48,020 million (US$91.3 million), as a result of 3.5% higher sales volumes, partially offset by 0.8% lower real average prices.

Operating Income increased 5.0% to Ch$8,042 million (US$15.3 million), mainly as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 4.5% to Ch$20,980 million (US$39.9 million), mainly due to higher direct and energy costs. As a percentage of sales, cost of goods sold increased from 43.4% in Q2'07 to 43.7% in Q2'08. SG&A expenses increased 2.3% to Ch$18,999 million (US$36.1 million) mainly due to higher transportation expenses, partially offset by lower investment in marketing. As a percentage of sales, SG&A expenses decreased from 40.1% in Q2'07 to 39.6% in Q2'08. As a consequence, the operating margin increased from 16.5% in Q2'07 to 16.7% in Q2'08.

EBITDA increased 3.1% to Ch$13,225 million (US$25.1 million), while the EBITDA margin was 27.5%, 0.2 percentage points lower than in Q2'07.

Comments The premium segment continued standing out, growing double digits during the quarter. In June, Escudo beer brand entered into the Marketing Hall of Fame in the category Great Chilean Product/Service Brand. Last July 23, the Free Competition Defense Court approved the agreement reached between the National Economic Prosecutor and Cervecera CCU Chile Ltda. This agreement established certain conditions that must be observed on the contracts with on-premise clients. Accordingly, the process initialized by the National Economic Prosecutor ended without applying any sanction or fine to Cervecera CCU Chile Ltda.

BEER ARGENTINA

Revenues measured in Chilean pesos increased 110.6% from Ch$13,130 million (US$25.0 million) in Q2'07 to Ch$27,648 million (US$52.6 million) this quarter, mainly due to 52.9% higher sales volumes and 34.6% higher average prices. The results in Chilean pesos are distorted because the quarter is calculated as the accumulated results in US dollars as of June 2008 converted to Chilean pesos at the exchange rate of June 30, 2008, minus the results in US dollars as of March 2008 converted to Chilean pesos at the exchange rate of March 31, 2008, the latter adjusted by the Chilean Q2'08 inflation rate. In US dollar terms, revenues increased 78.4% and prices 15.2%, because of structural changes and a higher premium mix.

Operating Income measured in Chilean pesos improved Ch$1,316 million (US$2.5 million) from a loss of Ch$1,163 million (US$2.2 million) in Q2'07 to a gain of Ch$154 million (US$0.3 million) in Q2'08, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 87.2%, reaching Ch$14,456 million (US$27.5 million) this quarter mainly due to higher direct costs, salaries and raw material costs, as well as higher depreciation and energy costs, most of them related with the operations of the new plant in Lujan, close to Buenos Aires, acquired last April. As a percentage of sales, cost of goods sold decreased from 58.8% in Q2'07 to 52.3% in Q2'08. SG&A expenses, measured in Chilean pesos increased 98.4% from Ch$6,571 million (US$12.5 million) to Ch$13,039 million (US$24.8 million), mainly due to higher transportation and distribution expenses, related to higher volumes and higher cost of fuel, as well as higher investment in marketing. As a percentage of sales, SG&A expenses decreased from 50.0% in Q2'07 to 47.2% this quarter. The operating margin improved from a negative 8.9% in Q2'07 to a positive 0.6% in Q2'08. In US dollar terms the subsidiary in Argentina improved its operating result by US$1.2 million.

EBITDA increased 485.0% or Ch$1,963 million (US$3.7 million), from Ch$405 million (US$0.8 million) in Q2'07 to Ch$2,367 million (US$4.5 million) this quarter, while the EBITDA margin increased from 3.1% in Q2'07 to 8.6% in Q2'08. In US dollar terms the subsidiary in Argentina increased its EBITDA by US$1.9 million.

Comments Last April 2, the acquisition of ICSA was completed, following the approval of the regulatory authorities. ICSA owns a brewery in Luján, Buenos Aires, with a nominal production capacity of 2.7 million hectoliters per year, and Palermo, Bieckert and Imperial beer brands, which together represent approximately 5.8% of the Argentine beer market. Higher volumes and revenues are partially explained by the acquisition of ICSA. Not considering ICSA, volumes increased 11.2%. Last March, CCU Argentina extended its license agreement with Anheuser-Busch to produce, sell and distribute Budweiser beer in Argentina until December 2025.

NON-ALCOHOLIC BEVERAGES

Revenues increased 8.5% to Ch$38,458 million (US$73.1 million), due to 9.1% higher sales volumes, partially offset by 0.6% lower real average prices in the segment.

Operating Income increased 128.7% to Ch$2,886 million (US$5.5 million) this quarter, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 4.0% reaching Ch$18,554 million (US$35.3 million) during Q2'08, mainly due to higher energy costs and depreciation. As a percentage of sales, cost of goods sold decreased from 50.3% in Q2'07 to 48.2% this quarter, mainly due to lower per unit direct costs. SG&A expenses increased 4.0% to Ch$17,018 million (US$32.4 million), mainly due to higher transportation and personnel expenses, as well as higher investment in marketing. As a percentage of sales, SG&A expenses decreased from 46.1% in Q2'07 to 44.3% this quarter. As a consequence, the operating margin increased from 3.6% in Q2'07 to 7.5% this quarter.

EBITDA increased 50.7% to Ch$5,857 million (US$11.1 million), while the EBITDA margin was 15.2% of sales, 4.3 percentage points higher than in Q2'07.

Comments During the quarter, volumes had a positive performance in all categories: soft drinks increased 8.9%, mineral water and nectars grew 12.2% and 6.5%, respectively. These good results are a consequence of the excellent performance executed at the point of sale; which is due to the segmentation program "Plan Punto Máximo" and better direct margins. During this period, "Propel" by Gatorade, a new sport drink with low carbohydrates and calories, was introduced to the market.

WINE

Revenues decreased 9.6% to Ch$21,592 million (US$41.0 million). Core products revenues decreased 7.2%, due to 5.2% lower sales volumes and 2.1% lower real average prices in the Chilean export business when measured in Chilean pesos, partially offset by higher real prices in the Chilean domestic market and the Argentine operations. Chilean export price in US dollars increased 12.2% during the quarter.

Operating Income decreased 5.2% from Ch$2,181 million (US$4.1 million) to Ch$2,068 million (US$3.9 million) in Q2'08, mainly due to lower revenues, partially offset by lower cost of goods sold and SG&A expenses. Cost of goods sold decreased 14.5% from Ch$14,649 million (US$27.8 million) in Q2'07 to Ch$12,527 million (US$23.8 million) this quarter, mainly due to lower direct costs. As a percentage of sales, cost of goods sold decreased from 61.4% in Q2'07 to 58.0% in Q2'08. SG&A expenses decreased 0.7% to Ch$6,997 million (US$13.3 million), mainly due to lower transportation and personnel expenses, partially offset by higher general expenses. As a percentage of sales, SG&A expenses increased from 29.5% in Q2'07 to 32.4% this quarter. Accordingly, the operating margin improved from 9.1% in Q2'07 to 9.6% in Q2'08.

EBITDA decreased 2.5% to Ch$3,703 million (US$7.0 million) in Q2'08, while the EBITDA margin improved from 15.9% in Q2'07 to 17.1% in Q2'08.

Comments The profitability of this segment was affected by lower sales volumes, in addition to the strong appreciation of the Chilean peso versus the US dollar of 10.8% (nominal Ch$57 per dollar) in relation to the average US dollar of the second quarter last year. On July 15, the negotiations for the merger between VSP and VT were announced, with an exchange relation of 60%-40%, respectively. Previous to the merger, CCU agreed to buy from CCF shares representing 25% of the equity of VT, at a price of US$33.1 million. As a consequence, the shareholders ownership of the resulting society of the merger will be approximately as follows: CCU 44.9%, CCF 30.0% and other shareholders 25.1%. This operation will strengthen CCU's wine business, improving its bottled brands portfolio in both, domestic and export markets. The shareholders of both companies must approve this transaction.
SPIRITS

Revenues were flat, increasing 0.1% to Ch$10,002 million (US$19.0 million), mainly due to 0.9% higher real average prices, partially offset by 1.2% lower sales volumes.

Operating Income improved 152.6% from Ch$564 million (US$1.1 million) to Ch$1,426 million (US$2.7 million) in Q2'08, mainly due to lower cost of goods sold, partially offset by higher SG&A expenses. Cost of goods sold decreased 17.5% to Ch$4,621 million (US$8.8 million) mainly due to lower direct costs. As a percentage of sales, cost of goods sold decreased from 56.0% in Q2'07 to 46.2% in Q2'08. SG&A expenses increased 3.3% to Ch$3,955 million (US$7.5 million) mainly due to higher transportation and personnel expenses, partially offset by lower depreciation and general expenses. As a percentage of sales, SG&A expenses increased from 38.3% in Q2'07 to 39.5% this quarter. Accordingly, the operating margin increased from 5.6% in Q2'07 to 14.3% in Q2'08.

EBITDA increased 94.2% from Ch$989 million (US$1.9 million) to Ch$1,921 million (US$3.7 million), while the EBITDA margin increased from 9.9% in Q2'07 to 19.2% this quarter.

Comments Profitability of this segment continues improving as a consequence of CPCh's focus on premium products and cocktails, in addition to an excellent performance of rum "Sierra Morena", lower costs of pisco alcohol and a more profitable mix of channels. During this period, Ruta Pina Colada, a new cocktail, was introduced to the market.

(Five exhibits to follow)

Note

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: August 6, 2008